Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

February 28, 2011
VIA EDGAR

Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Fax: 202-772-9282
Phone: 202-551-3345

Re: SEC comment letter dated February 14, 2011 for Youchange Holdings Corp.
Current Report on Form 8-K/A Filed January 20, 2011
Form 10-K for the Fiscal Year Ended June 30, 2010 Filed October 13, 2010
Form 10-Q for the Quarter Ended September 30, 2010 Filed November 15, 2010
File No. 333-152959

Dear Ms. Long,

This letter responds to the Staff’s comments, as set forth in the Staff’s letter dated February 14, 2011 (the “Comment Letter”), with respect to the above filings that YouChange Holdings Corp. (“youchange”, the “Company,” we,” “us,” or “our”) filed with the Commission as outlined above. For your convenience, this letter repeats your comments in italics (with our response set forth immediately below each comment), and the paragraph numbers and headings in this letter correspond to the paragraph numbers and headings set forth in the Comment Letter.

Introduction

We have addressed the comments by one or more of the following:

•
referencing changes that are expected to be included in our Form 10-Q filing for the quarterly period ended December 31, 2010, which as of the date of this letter has yet to be filed and is currently under review by our independent registered public accounting firm;

•
referencing the Form 8-K filed on February 25, 2011 announcing the Rescission Agreement that rescinded and nullified the Share Exchange Agreement (the “Exchange Agreement”) with Feature Marketing, Inc. (“Feature Marketing”);

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

•	providing an explanation for why we believe the comment is no longer applicable; and

•	providing the requested information or explaining why that may not be appropriate.

We now recognize that we inadvertently provided an excessive amount of information in our Form 8-K and Form 8-K/A filings that were made to report the completion of the acquisition of Feature Marketing, which were filed on January 18, 2011 and January 20, 2011, respectively.  This format was previously used for a reverse merger transaction that was completed in March 2010 and was used as the template to report the Exchange Agreement. We believe a Form 8-K should have been filed that simply provided the information required for non-shell reporting companies contemplated by item 2.10 of Form 8-K.

Before addressing the individual comments, we would like to explain that the refurbishment infrastructure that was expected to be provided through the Feature Marketing acquisition is only one component of youchange’s business model and the consideration that was contemplated as part of the Exchange Agreement was valued at less than 10% of the Company’s market capitalization at such time. We continue to collect electronics through our website and at our local collections events and to grow our membership base as we work to exit the development stage. Following the Rescission Agreement, we intend to accomplish our refurbishment needs through a future relationship with Feature Marketing under a non-exclusive fulfillment relationship, with other third parties or internally.

Form 8-K

General

1.
We note disclosure on page 2 that you entered the Share Exchange Agreement and closed on the transaction on December 31, 2010, but you did not file the Form 8-K related to the transaction until January 18, 2011.  In future filings, please file or furnish a Form 8-K within four business days after the occurrence of the event pursuant to Form 8-K instructions.  Note that untimely filings such as this render you ineligible to use Form S-3 for a period of twelve months plus any portion of a month immediately preceding the filing of a registration statement.

Response

We acknowledge the lateness of this filing and its ramifications and have worked to rectify the situation through additional staffing and the engagement of outside consultants. We will work to ensure timely filings in the future.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2.
Please disclose whether the purchase price included any cash, as anticipated in the letter of intent discussed on page 8 of your Form 10-K.  Provide a discussion of the anticipated accounting treatment for the transaction, including the method, the identification of the accounting acquirer, the determination of purchase price, if applicable, the treatment of advance deposits previously reported on the balance sheet, and other material considerations.  Please address the criteria in paragraphs 10 through 15 of ASC 805-10-55 in your discussion of how you determined the accounting acquirer.

Response

Our Form 8-K filed on February 25] 2011 discloses that we entered into a Rescission Agreement, effective December 31, 2010, whereby the Company and Feature Marketing agreed to rescind, annul and abrogate the Exchange Agreement and make void the acquisition of Feature Marketing from the time of its closing. As a result of this event, the Company believes this comment to no longer be applicable.

3.	We note your summary of the Share Exchange Agreement on page 2. Please revise to provide information pursuant to Item 2.01(c) and (d) of Form 8-K including:

•	The identity of the persons from whom the common shares of Feature Marketing, Inc. were acquired;

•
The nature and amount of consideration given or received for the all of the issued and outstanding shares of Feature Marketing, Inc. including the number of shares of Feature Marketing, Inc. you received, as well as all of the consideration given for such shares. In this regard, we note that the recitals to the Share Exchange Agreement contemplate the issuance of a Promissory Note;

•	The formula used to determine the amount of consideration; and

•	The employment agreement with and additional compensation to Mr. Packouz.

Response

Please see our response above to comment 2. We believe this comment is no longer applicable.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

4.
In the Share Exchange Agreement, we note the reference to a “Promissory Note” on page 1, in section B of the Recitals.  Please revise your filing to provide the disclosure required under Item 2.03 of Form 8-K, or tell us why this disclosure is not required.

Response

The “Promissory Note” referenced above is a senior secured promissory note owed by Feature Marketing to the Company that was previously made in the form of advances to Feature Marketing by the Company in contemplation of the acquisition of Feature Marketing.  The promissory note remains outstanding following the Rescission Agreement, is not a direct financial obligation of the registrant and therefore, we believe the disclosure under Item 2.03 of Form 8-K does not apply.

5.	Please revise to discuss whether you required board or shareholder approval to enter into the Share Exchange Agreement and how you obtained such approval.

Response

Please see our response above to comment 2. Although, we consider this comment no longer applicable, we confirm that we did obtain board approval through a Board Resolution and did not require shareholder approval, according to our bylaws. However, Feature Marketing did require both board and shareholder approval and both were obtained.

Item 1. Description of Business, page 2

6.	Please significantly revise this section to clearly explain how you intend your business to operate and how you will generate revenue.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Response

The following language is expected to be included in our Form 10-Q filing for the quarterly period ended December 31, 2010, which as of the date of this letter has yet to be filed and is currently under review by our independent registered public accounting firm:

We were organized as a software and services venture in the Green Technology (“GreenTech”) sector to develop a leading social movement to focus on the elimination of electronic waste (“eWaste”) in the United States, which includes any unused, obsolete end-of-life consumer electronics and computer devices.  The software includes a destination website, www.youchange.com, where users can join and refer friends to learn about the problem of electronic waste through content, blogs and forums.  Site members are encouraged to take action through the turn-over and sale of their end-of-life, used or obsolete electronics which reduces the risk of adding to the waste stream.  Members access the youchange calculator and offer database through www.youchange.com and by answering a series of questions, may receive a real-time cash and/or reward points offer. Initially, reward points collected by members may be used to exchange for other items in the “Shop Green” area of the youchange.com website, which is an online marketplace where points can be exchanged for product. In addition to the youchange.com website, users can join and learn about local events and electronic collection drives through youchange Facebook, Twitter and Linked-In social media pages.  The local electronic collection events play an important part of the youchange strategy and are done in partnership with local sports teams, businesses and charity groups.  Youchange is developing an electronic Tracking System (“eTS”) to provide asset receiving, refurbishment and disposal recycling tracking though the complete handling cycle of all electronics collected.  In addition, the website and the eTS are expected to allow business to business activity. Businesses can dispose of excess electronics in bulk. The eTS is expected to extend past the website and electronic pricing and rewards calculator previously launched through youchange.com and is intended to be used by local retailers, electronic refurbishment centers and recyclers that may partner with youchange.  Youchange intends on generating revenue through the refurbishment, resale (“reCommerce”) and recycling of the electronics collected from these activities facilitating the sustainability objectives by extending the lifecycle and keeping the items from the electronic waste stream.  Once developed and launched youchange intends to charge a licensing fee for the use of the eTS software and services application.

7.
In this section and in Risk Factors, you refer several times to the “Green Tech” and “eWaste” sectors.  Please explain what these references are intended to mean the first time that you use these terms.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Response

As discussed in the response to comment 6 above, “GreenTech” refers to the Green Technology sector, which is a recognized sector also known as Environmental Technology or “Envirotech”. Companies in this sector apply environmental science in an effort to help save the environment and sustainability is at the core of this sector. Our mission is to be the social movement to eliminate electronic waste, which is within the Green Technology sector.  As also discussed in the response to comment 6 above, “eWaste” refers to electronic waste, which includes any unused, obsolete end-of-life consumer electronics and computer devices.

8.
In the risk factor entitled “We may fail to protect adequately our proprietary processes…” on page 10, you say that your success depends on your ability to market technologically competitive processes and services; however nothing in the description of your business suggests that your business involves marketing technologically competitive processes and services.  Please enhance the description of your business and/or your risk factor as necessary to explain what you mean by this reference.

Response

Please refer to the language from the response to comment 6 above that is expected to be included in our Form 10-Q filing for the quarterly period ended December 31, 2010, which as of the date of this letter has yet to be filed. Specifically, an explanation of our technologically competitive processes and services is provided in the response to comment 6, which include our destination website www.youchange.com and the planned eTS”.

9.
In the first full paragraph on page 3, please explain what type of retail locations you will implement partnerships with, and elaborate on the nature of those partnerships.  Explain how your partnership with these locations will increase store foot traffic and how you will benefit from this.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Response

Please refer to the language from the response to comment 6 above that is expected to be included in our Form 10-Q filing for the quarterly period ended December 31, 2010, which as of the date of this letter has yet to be filed. Specifically, “The eTS is expected to extend past the website and electronic pricing and rewards calculator previously launched through youchange.com and is intended to be used by local retailers, electronic refurbishment centers and recyclers that may partner with youchange.” We plan to develop strategic alliances with retailers and businesses, including revenue sharing based on collections. By listing the retailers as drop-off locations on our website, we will encourage our members to visit these locations and thus, would expect an increase in foot traffic for those stores. If members drop-off items rather than use our prepaid shipping mechanism, we expect to obtain these items at a lower cost.

10.
Please elaborate on the software you will offer as a service.  Please also describe the licensing fees and proprietary data you refer to on page 7 under the risk factor entitled “Our purposes in entering into the Share Exchange Agreement with FMI…”

Response

Please refer to the language from the response to comment 6 above that is expected to be included in our Form 10-Q filing for the quarterly period ended December 31, 2010, which as of the date of this letter has yet to be filed.  Also, our response to comment 6 covers the second portion of this comment concerning licensing fees and proprietary data. However, the Exchange Agreement has been rescinded and thus this risk factor is no longer applicable.

11.
Explain how you benefit from the “substantial well established relationships and member networks that have been developed over the past 19 years of operation”.  Also clarify whose relationships and networks, and whose 19 years of operation you are referring to.  We note your disclosure in the same paragraph that you were only formed in 2008.

Response

Please see our response above to comment 2 and to clarify, the 19 years was in reference to Feature Marketing operations, not those of the Company. We believe this comment is no longer applicable.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Market Opportunity and Business Strategy, page 4

12.
Please explain your business more clearly, avoiding the use terms such as “YouChange platform”, “reverse logistics network” and “reCommerce silo.”  Also clarify what business you intend to conduct as a result of building an “online interactive media site popularized through the strategic integration of the YouChange platform into environmental sustainability informational websites, both to monetize and aggregate the existing web traffic.”  Do you mean that you will advertise or otherwise make your refurbishment services available through third-party environmental information websites?

Response

We believe that our business is better explained in the language from the response to comment 6 above that is expected to be included in our Form 10-Q filing for the quarterly period ended December 31, 2010, which as of the date of this letter has yet to be filed. The following information is also expected to be incorporated into future filings, where applicable (i.e. future annual reports under the “Business” section):

We plan to make youchange a leading provider of innovative clean-tech solutions in the Green Technology sector to develop a leading social movement to address the escalating eWaste dilemma. The Company plans to incorporate a “bricks and clicks” model with the collection and re-circulation of used electronic devices and refurbishing and recycling centers strategically staged for the restoration and proper disposal of electronic devices, respectively. The Company’s software and services applications have been, and continues to be, designed for the purpose and intent of implementing partnerships with small local retail locations such as hardware stores, coffee, ice cream and yogurt and grocery stores as well as big box consumer electronic and retail stores desirous of increasing store foot traffic around the pro social campaign of reducing and collecting eWaste.  Youchange expects to benefit from these activities through the generation of revenue by the collection and resale of the electronics in addition to the intended licensing fees of its software application.

13.	Please explain in greater detail the “direct sales module” and “member rewards redemption” through which electronic items will be re-circulated into the marketplace.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Response

We believe that our business description included above in our response to comment 6 and the paragraph above from comment 12 explain our sales process and reward process.

14.
In the last paragraph on page 4, please disclose who is the recognized industry resource with whom you have established a partnership.  Discuss the material terms of the partnership and file a copy of the partnership agreement as an exhibit.

Response

The following language is expected to be included in our Form 10-Q filing for the quarterly period ended December 31, 2010, which as of the date of this letter has yet to be filed.  This disclosure describes the “partnership” with the recognized industry resource with whom we have established a relationship:

During July 2010, we entered into a licensing agreement with a strategic partner for access to a database for pricing of used consumer electronic goods.  We issued 193,322 shares of common stock upon the execution of this agreement and will be required to pay $60,000 over the first year of the agreement and $63,000 over the second year of the agreement.  Additionally, we will be required to issue additional common shares after the one year anniversary of this agreement valued at $30,000.  We expensed $54,130 as general and administrative expense for the issuance of the 193,322 shares of common stock during July 2010.

The identity of the strategic partner and the complete provisions of the licensing agreement form a competitive advantage and we regard this as a trade secret. Thus, we will not be disclosing the identity of the counterparty to the licensing agreement or filing the licensing agreement because making this public and accessible to our competitors may negatively impact our business.

15.
At the end of the last paragraph on page 4, you refer to “extensive databases” that you will offer to various entities. Please explain what these databases are and clarify whether you actually have the databases or if you are planning to develop them.

Response

We will remove the reference to “extensive databases” from future filings.  Please see the description of business as outlined in our response to comments 6 and 12 to provide an explanation of our software development efforts.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

16.
Please describe in more reasonable detail exactly what you are negotiating for to create primary awareness of the YouChange eWaste platform.  Please also discuss in more detail your efforts to create a network of certified recycling processing companies.  For example, are you seeking out existing recyclers?  Do you intend to outsource the recycling and refurbishment work the company will do?  How many recyclers or refurbishers are you in discussions with and where are they located?  When do you expect to have formalized your relationships with them and on what terms?

Response

We intend on developing in-house refurbishment and will also be considering out-sourcing recycling to responsible recyclers with certifications (either R2 or e-stewards industry certifications). We are not yet in formal discussions with recycling companies other than as suppliers and any relationships would initially be that of vendors.

As outlined in our response to comment 6, we have updated our business description and provided an explanation of how we are creating brand awareness. To elaborate, we currently have 300 youchange.com members, have a plan for search engine optimization, a viral Facebook strategy (currently at 400 members), and use social media to publicize our local events. We have relationships with the Arizona State University School of Sustainability, the Arizona State University Law and Sustainability program, and the Phoenix Green Chamber of Commerce. We host multiple collection and awareness events each month in Phoenix, Arizona. Our plans are to work with local and national retailers, manufacturers and businesses to create a collections network. Also, we are developing a youchange ambassador plan where charities, schools, colleges and universities are all involved in collection efforts. Our milestones submission described under comment 22 provides more details on our awareness and expansion plans.

Item 1A. Risk Factors, page 5

17.	Please revise to include a separate risk factor to disclose that your auditor has issued an opinion that raises substantial doubt about your ability to continue as a going concern.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Response

We acknowledge that a “going concern” risk factor was not included in our Form 8-K/A filed January 20, 2011 and our most recent Form 10-K filing.  We expect to modify a risk factor included in our most recent Form 10-K filing in future filings where applicable, which is expected to read as follows:

YOUCHANGE HAS RECEIVED A “GOING CONCERN” OPINION FROM ITS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THAT EXPRESSES UNCERTAINTY REGARDING ITS ABILITY TO CONTINUE AS A GOING CONCERN.

Our independent registered public accounting firm’s opinion contains an explanatory paragraph that expresses uncertainty regarding our ability to continue as a going concern due to our development stage nature and lack of revenues. We cannot be certain that our business plans will be successful or what actions may become necessary to preserve our business. Any inability to raise capital could cause our business to fail.

Our limited operating history makes our future operating results unpredictable rendering it difficult to assess the health of our business or its likelihood of success. The inability to assess these factors could result in a total loss of an investor's investment in youchange.

In the case of an established company in an ongoing market, investors may look to past performance and financial condition to get an indication of the health of the company or its likelihood of success. Our short history, development stage nature  and the evolving nature of the markets in which we plan to focus make it difficult to forecast our revenues, if any, and operating results accurately. We expect this unpredictability to continue into the future.

Youchange could experience operating losses or even a total loss of our business which, as a result of the foregoing factors, would be difficult to anticipate and could thus cause a total loss of capital invested in youchange.

We believe other risk factors that were included in recent filings capture the essence e of this risk factor, but as indicated above, we will include this specific “going concern” risk factor in future filings as applicable.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Our purpose in entering into the Share Exchange Agreement with FMI….page 6

18.	The reference at the end of this risk to your acquisition of YouChange appears to be in error. Please revise.

Response

Please see our response above to comment 2; accordingly, we believe this comment is no longer applicable.

Our proprietary technology may not be enforceable….page 10

19.
It is not clear from this risk factor or from the description of your business what proprietary technology you have or use, or how the conduct of your business could infringe on the intellectual property rights of others.  Please revise the risk factor and/or your business description as necessary to enable investors to understand how you are impacted by this risk.

Response

Please see the response to comment 6, which includes an explanation of our proprietary technology.

Our executive officers, directors and principal shareholders….page 11

20.
Please quantify the “substantial portion” of your outstanding shares of common stock that are owned by your officers, directors and principal shareholders in order to provide investors with more information about the significance of this risk.

Response

The Beneficial Ownership Table does quantify the portion of stock owned by our Officers, Directors, and Principal Shareholders. However, please see our response above to comment 2 and the facts and circumstances outlined in the “Introduction” section at the beginning of this letter.  We believe this comment is no longer applicable and we will include the Beneficial Ownership Table as required in future filings.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Management’s Discussion and Analysis, page 11

21.
Note that the information here and throughout the 8-K, to the extent it is responsive to Item 2.01(f) of Form 8-K, must be the information that would be required if you were filing on a Form 10 upon consummation of the acquisition transaction.  Therefore, the MD&A should reflect the operations of the combined companies, including FMI.  Please also update this information as of December 31, 2010.

Response

Please see our response above to comment 2 and the facts and circumstances outlined in the “Introduction” section at the beginning of this letter. We believe this comment is no longer applicable.

Liquidity and Capital Resources, page 12

22.
Please expand this disclosure, as well as disclosure in future filings, to provide detailed discussion of the milestones of your business plan, including a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone.  Also provide a timeline for reaching each milestone in weeks or months.  Also, in your discussion provide a detailed analysis of the costs of each step and how you intend to finance this project.  The discussion of your efforts to obtain additional capital should describe the specific plans underway, risks and uncertainties regarding such plans, and contingency plans in the event efforts underway are not successful in sufficient detail for an investor to understand such matters through the eyes of management.

Response

On February 25, 2011 we executed a Rescission Agreement with Feature Marketing, which is described in more detail in the “Introduction” section at the beginning of this letter.  Although we believe the refurbishment infrastructure that was expected to be provided through the Feature Marketing acquisition to only be one component of youchange’s business model, our business model has been affected by the rescission of this acquisition.  However, key near-term milestones of our business plan continue to be:

•
Acquiring or developing strategic relationships with refurbishment centers in Phoenix, Arizona.  We are currently in discussions with Feature Marketing to develop a relationship to assist in our refurbishment needs; however, we may pursue an acquisition of a different business or relationships with other entities to assist with these needs.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

•
Completing inventory and accounting modules of eTS and identifying pilot locations at recyclers and/or refurbishment centers. We are currently in discussions with a recycler who is interested in licensing eTS.

•
Expanding collection events from approximately five per month to fifteen per month hosted by local businesses, schools and sports teams. We are currently showcasing our spring events under “Love Your Environment” and these include a pre-game event at the Phoenix Coyotes vs. Chicago Blackhawks game on March 20, 2011.

•
Creating the Youchange Ambassadors program, which we expect will allow us to exponentially expand our collection events by recruiting “Ambassadors” to host events that benefit their organizations and collect electronics for youchange.

•	Researching collections methods and equipment to develop permanent drop-off locations with local retailers.

•	Replicate the Phoenix youchange model in other cities in the United States once proven in the Phoenix market, which is targeted for this calendar year.

We are currently working towards raising money through private offerings of our common stock and / or debt to fund our business in efforts to work towards these milestones.  We disclosed in our most recent Form 10-Q filing that “we cannot assure any investor that, if needed, sufficient financing can be obtained or, if obtained, that it will be on reasonable terms.  Without realization of additional capital, it would be unlikely that operations would continue and any investment made by an investor would be lost in its entirety. Although we have taken steps to focus our business on the GreenTech and eWaste sectors, we currently have no ability to fund the development and implementation of our business plan.  As is typical of companies going through the development stage, we currently have no revenue.   This raises substantial doubt about the Company’s ability to continue as a going concern. We expect to rely on external sources of capital through the issuance of debt and/or equity securities in private placement offerings to provide funding of our business.  We expect to initiate such actions to obtain additional capital to fund our business, however, no assurances can be made that we will be successful in obtaining additional funding on terms and conditions that are acceptable to us.”

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 13

23.	We note that you have removed Mr. Voorhees and his 17% ownership from this table in the amended 8-K. Please tell us supplementally why you removed his information.

Response

The information concerning Mr. Voothees was removed in the Form 8-K/A filed on January 20, 2011 because it was incorrectly included in the original Form 8-K filed on January 18, 2011. An incorrect beneficial ownership table was simply inadvertently inserted in the original Form 8-K filing on January 18, 2011 as a result of using the Form 8-K format previously used for a reverse merger transaction that was completed in March 2010.

Item 5.  Directors and Executive Officers, page 14

24.
Please revise to discuss the specific experience, qualifications, attributes or skills that led the conclusion that each of your directors should serve as a director.  Please refer to Item 401(e) of Regulation S-K.

Response

Please see our response above to comment 2. We believe this comment is no longer applicable because Mr. Packouz will not be serving as a Director of the Company.  Please see the response to comment 25 below for revised biographies of our existing Directors and Management.

25.
We note disclosure that Mr. Rassás “recently” served as President and CEO of Global Alerts and he “served” as Co-Chairman and CEO of ImproveNet.  Please revise the biographies of each of your officers and directors to provide their business experience for at least the past five years, including specific dates for each term of employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.  Please refer to Item 401(e) of Regulation S-K.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Response

Updated biographies of each of the Company’s Officers and Directors are as follows, which will be included in future filings as applicable:

Jeffrey I. Rassás. Mr. Rassás is the Founder and Chief Executive Officer of YouChange, Inc., a wholly owned subsidiary of youchange, and has served as Chairman of youchange since October 2009. A 20-year veteran of entrepreneurial ventures and business management, he has extensive experience in funding, leading, developing and performing corporate turnarounds for numerous start-up ventures both private and public focused primarily in the Internet and Technology sectors. Prior to youchange, from 2006-2009, Mr. Rassás recently served as President and Chief Executive Officer of Global Alerts, a holding company for Earth911.com and Pets911.com. As Chief Executive Officer, Mr. Rassás lead the team that acquired Earth911.com, Pets911.com and AMBERalert.com from a local Arizona company whereupon executing a new strategy, recruiting a new management team and successfully executing the company's plan, led to several of the divisions achieving national success and distinction and significantly higher values, and the successful sale of AMBERalert.com. Prior to Global Alerts, from 2002-2005, Mr. Rassás served as Co-chairman and Chief Executive Officer of ImproveNet, Inc. (a publicly traded company with the website www.improvenet.com), which he acquired through a merger in 2002. Rassás' strategic vision and execution led to industry recognition of the company as "Best of Web" by Money Magazine.

In 2005, he facilitated the sale of ImproveNet, Inc. to IAC/InterActiveCorp (ticker IACI - www.iac.com), the holding company of many popular websites such as LendingTree.com, Ask.com, Match.com, Citysearch.com, ServiceMagic.com, and Ticketmaster, delivering a substantial return on shareholder equity. From 1997-2001, Mr. Rassás served as founder, Chief Executive Officer, and Chairman of the Board of publicly traded EBIZ Enterprises, a Linux solutions provider where he expanded company operations, yielding revenues in excess of $58 million. A two-time finalist for Ernst & Young's Entrepreneur of the Year award, Mr. Rassás has been a guest speaker at Thunderbird, the School of Global Management, serves on several outside boards and is a regular speaker at technology trade events around the nation.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Richard A. Papworth. Mr. Papworth is the Chief Financial Officer of YouChange, Inc., a wholly owned subsidiary of youchange, and has served as a Director of youchange since October 2009. He was also the Interim Chief Executive Officer of youchange from October 2009 until July 19, 2010. He is a seasoned executive with over 20 years of public and private company executive level experience. Prior to joining youchange, from 2006 to 2009, Mr. Papworth was the Chief Financial Officer of Telgian Corporation during a period of high growth. Telgian is an innovative company providing high quality fire protection and life safety systems and consulting services throughout North America for customers such as Home Depot, Walmart, Sears, Best Buy and many other large national and regional property owners.

From 2005 to 2006, Mr. Papworth was the Chief Financial Officer of the $500 million Phoenix division of Meritage Homes (NYSE:MTH) during a period of rapid growth where he delivered strategic business and operational improvements to maximize profitability and return on net assets. From 2000 to 2004, he was Chief Financial Officer of Kronos Advanced Technologies, Inc. (OTC:KNOS) where he was successful in his first reverse-merger going public transaction. At Kronos, Mr. Papworth was instrumental in securing $15 million of private equity funding and helping the company through the development stage. From 1996 to 2000, Mr. Papworth was Vice President of Wilshire Financial Services Group, Inc. (NYSE:WFSG) and Chief Financial Officer of its subsidiary Beverly Hills Bancorp during a period of explosive growth. At Wilshire Financial Services Group, Inc., he was instrumental in taking the company public and raising $100 million via an initial public offering, building the financial and operating systems, and negotiating and integrating acquisitions. His early business experience includes executive leadership positions with Taylor Morrison and The Maintenance Warehouse (a division of the Home Depot Supply).

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Naser Ahmad. Chief Technology Officer of YouChange Inc., Mr. Ahmad has been active for over 25 years in the development of computer solutions for distribution and manufacturing companies. Throughout his career, Mr. Ahmad has held technical leadership positions with both entrepreneurial ventures as well as Fortune 100 companies including Caterpillar International, Inc., Santa Fe International and Taylor Management Systems. Prior to joining youchange, Mr. Ahmad had his own software development and consulting business which he has operated since 2005. From 2003 to 2005, he was the Chief Technology Officer, a Director, and co-Chairman of ImproveNet, Inc. In 1989, Mr. Ahmad co-founded SysTech International, Inc., a Texas corporation, which was the predecessor-in-interest to eTechLogix. Mr. Ahmad served as Executive Vice President and Chief Technology Officer of eTechLogix (formerly SysTech International, Inc.) from 1989 to 2003. Prior to 1989, Mr. Ahmad worked for Sante Fe International and Caterpillar.  At Sante Fe International, Mr. Ahmad was a member of the task force for evaluating and determining the next generation of application systems for the organization. At Caterpillar, he was the software development manager and the chief architect of its enterprise resource planning (ERP) distribution system. Mr. Ahmad has been instrumental in the development of technology products throughout his career. He co-founded the National Institute of Technology in Karachi, Pakistan, is a member of the Advisory Council of the Darul Islam University, Dhaka, Bangladesh and serves as a Director of several privately held U.S. and foreign corporations. Mr. Ahmad is a graduate of the University of Karachi with a BA in Accounting and a postgraduate degree in Computer Science.

Mary Juetten. Chief Operating Officer of YouChange, Inc. A twenty-five year veteran of business, Ms. Juetten has extensive public and private industry experience as an auditor, a consultant and an executive. Ms. Juetten holds both a Certified Public Accountant and Canadian Chartered Accountant designation and recently attended the Sandra Day O’Connor College of Law at Arizona State University (”ASU”) from 2008 to 2010, earning her JD and an Environmental and Sustainability Certificate from the Center for Law, Science, and Innovation Certificate. Prior to joining youchange, Ms. Juetten founded her own consulting company in 2010 while in law school and works on several ventures focused on intellectual property.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

From 2001 to 2004 Ms. Juetten led the training and development division of AMEC, an international engineering and construction firm in a period of rapid growth. This division provided on-line training for process operators, mainly in the oil and gas and forestry sectors. Clients included major oil companies with projects located in the former Soviet Union, Africa, Asia and North and South America. After a year with a Vancouver law firm in a senior financial role, Ms. Juetten returned to AMEC in the U.S. from 2005 to 2007 as Director of Finance for the Infrastructure Division. This division provided engineering services in North America. Prior to that Ms. Juetten worked as a Vice-President at Vancouver Community College from 1994 to 2000, one of Canada’s largest colleges. Ms. Juetten led the necessary turnaround and change process to restore the financial health and reputation of the College. Ms. Juetten is active in many local charities, serves on volunteer boards and founded the Consumer Advocacy Protection Program and the Family Justice Bus, an outreach legal services program, while at ASU. Ms. Juetten is a graduate of McGill University in Montreal, Quebec, Canada and holds a Bachelor of Commerce in Accounting and International Business and a postgraduate diploma in Public Accountancy. Ms. Juetten placed sixth in Canada on the Chartered Accountant Uniform Final Examination in 1987.

Item 6.  Executive Compensation, page 15

26.
We note disclosure on page 15 of your Form 8-K that YCNG officers receive only a salary.  We note disclosure in the first sentence on page 29 of your Form 10-K for the fiscal year ended June 30, 2010, that none of your officers receive a salary; however they have been paid a monthly consulting fee. Please revise to provide the information required pursuant to Item 402 of Regulation S-K including the Summary Compensation Table in Item 402(n) of Regulation S-K and paragraph (e)(4) or Item 407 of Regulation S-K.  See Item 6 of the Form 10 Instructions.  In the Summary Compensation Table please include all of the amounts you have paid to your named executive officers, including all fees and salaries.

Response

The Summary Compensation Table will be included in our next required filing, but at this          time we believe this comment is no longer applicable based on comment 2 and the facts and circumstances outlined in the “Introduction” section at the beginning of this letter.

Item 7.  Certain Relationships and Related Transactions….page 16

27.
Please provide information pursuant to Item 404 of Regulation S-K.  For example, we note that under the Share Exchange Agreement, Tom Packouz has an executive employment agreement and an arrangement with FMI pursuant to which he receives a $90,000 annual salary and a monthly consulting fee.  Ensure that you describe the material terms of these agreements and any other related party traction required to be disclosed under Item 404.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Response

Please see our response above to comment 2 and the facts and circumstances outlined in the “Introduction” section at the beginning of this letter. Based on this information, we believe this comment is no longer applicable, however, we do acknowledge the Company’s responsibility to provide the required information pursuant to Item 404 of Regulation S-K in future filings.

Item 9. Market Price of an Dividends on the Registrant’s Common Equity….page 16
Market Information, page 17

28.
Please revise to provide information for each quarterly period within the two most recent fiscal years pursuant to Item 201(a)(iii) of Regulation S-K.  For each quarter in which there is no trading, please indicate that in your responsive disclosure.

Response

Please see our response above to comment 2 and the facts and circumstances outlined in the “Introduction” section at the beginning of this letter.  Based on this information, we believe this comment is no longer applicable, however, we do acknowledge the Company’s responsibility to provide this information in future filings where applicable.

Item 10. Recent Sales of Unregistered Securities, page 16
Item 3.02 Unregistered Sales of Equity Securities, page 17

29.
Please revise to indicate the section of the Securities Act of 1933 or rule under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available.  See Item 3.02 (a) Form 8-K Instructions and Item 701(d) of Regulation S-K.

Response

Please see our response above to comment 2 and the facts and circumstances outlined in the “Introduction” section at the beginning of this letter.  Based on this information, we believe this comment is no longer applicable, however, we do acknowledge the Company’s responsibility to provide this information in future filings where applicable.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Item 5.02 Departure of Directors or Certain Officers; Election of Directors….page 17

30.	Please revise to disclose information pursuant to Item 5.02(c) of Form 8-K, including the date of the appointment of Ms. Juetten and her business experience for the past five years.

Response

Please refer to comment 25, where we believe we provide this information, along with updated biographical information. Ms. Juetten was appointed on October 1, 2010.

31.	Please revise to disclose information relating to the election of Mr. Packouz as a director pursuant to Item 5.02(d) of Form 8-K.

Response

Please see our response above to comment 2 and the facts and circumstances outlined in the “Introduction” section at the beginning of this letter.  Based on this information, we believe this comment is no longer applicable, however, we do acknowledge the Company’s responsibility to provide this information in future filings where applicable.

Item 9.01 – Financial Statements, page 17

32.
Please tell us how you considered the requirements of Item 9.01(c) in concluding that you had an additional 71 days to file the financial statements of Feature Marketing, Inc. along with pro forma financials and any additional information required by Item 2.01(f).  Please tell us how you determined that your assets and operations would not be considered “nominal” for purposes of the definition of a shell company in Rule 405 under the Securities Act and Rule 12b-2 under the Exchange Act.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Response

Please see our response above to comment 2 and the facts and circumstances outlined in the “Introduction” section at the beginning of this letter.  Based on this information, we believe this comment is no longer applicable.  Although we are still in development stage, we do not believe our operations are nominal and accordingly do not believe we are a “shell company”, as indicated in our most recent Form 10-K filing. Youchange is a business that “reverse merged” into a shell company in March 2010. We have employees, partners and over 300 youchange.com members without a full national launch.  We developed an asset tracking platform, (the Website module of the eTS) that includes a launched website linked to a calculator with a database of hundreds of consumer electronics. Our employees work on collateral, collection events, business partnerships, alliances; we believe our eTS to be more than 50% developed and we have initiated discussions to license our platform and software to major recyclers. We have developed, and continue to develop, significant intellectual property, including trademarks pending with the United States Patent and Trademark Office, software and brand awareness. Feature Marketing was intended to be a minor infrastructure component in our business model, as evidenced by the approximate 10% purchase price to market capitalization of the Company as a whole, and the subsequent rescission of the acquisition transaction.  Although the acquisition of Feature Marketing has been rescinded, we will pursue a relationship with Feature Marketing or a company with the skill set of Feature Marketing, to align with in the future in order to augment our infrastructure.

Exhibits, page 17

33.
Please revise to include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement.  To the extent you plan to incorporate exhibits by reference, please identify the filing in which they may be found.

Response

Please see our response above to comment 2 and the facts and circumstances outlined in the “Introduction” section at the beginning of this letter.  Based on this information, we believe this comment is no longer applicable.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

34.	Please revise to file an executed version of the Share Exchange Agreement and include all of the schedules and exhibits of such agreement.

Response

Please see our response above to comment 2 and the facts and circumstances outlined in the “Introduction” section at the beginning of this letter.  Based on this information, we believe this comment is no longer applicable.

Form 10-K for the fiscal year ended June 30, 2010
Form 10-Q for the quarterly period September 30, 2010

Cover page

35.
We note that you disclose that your common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.  However, it does not appear that you have ever registered any class of securities under Section 12(b) of 12(g) of the Exchange Act.  In future filings, please ensure that you do not suggest that any class of your securities are registered under the Exchange Act on your Form 10-K, including on the cover page, until such time as you have an effective Exchange Act registration statement.  Please also confirm your understanding that you will file an Exchange Act registration statement at such time as you meet the requirements of Section 12(g) of the Exchange Act, regardless of whether you intend to list your shares for trading on an exchange.

Response

We acknowledge that we inadvertently indicated that our common stock was registered on the cover sheet of our most recent Form 10-K filing and this will be corrected in future filings, as applicable.

Cautionary Statement Regarding Forward-Looking Statements, page 4

36.
In future filings, please revise this section to eliminate references to the safe harbors set forth in Section 21E of the Exchange Act.  These safe harbor provisions do not apply to statements made by penny stock issuers.  See Section 21E(b)(1)(C) of the Securities Act of 1934.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Response

We acknowledge that we inadvertently included these safe harbors set forth in Section 21E of the Exchange Act and will eliminate these references in future filings, as applicable.

Item 9A. Controls and Procedures, page 25
Evaluation of Disclosure Controls and Procedures, page 25

37.
We note your statement that your disclosure controls and procedures are not effective at the “reasonable assurance level.”  We also note similar disclosure in your Form 10-Q for the quarter ended September 30, 2010.  In future Form 10-K and Form 10-Q filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.  Please show us in your supplemental response what the disclosure will look like.

Response

The following language is expected to be included in our Form 10-Q filing for the quarterly period ended December 31, 2010, which as of the date of this letter has yet to be filed:

Based on their evaluation as of December 31, 2010, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective at a reasonable assurance level to ensure that the information required to be disclosed by us in this quarterly report on Form 10-Q was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations and (ii) accumulated and communicated to our management, being Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Following the completion of the reverse merger in March 2010, which is discussed more fully elsewhere in this filing, we have made efforts to file all required reports with the SEC. As of the date of this filing, we have improved our disclosure controls and procedures by instituting a more regimented and formal drafting and review process, by both our Chief Executive Officer and Chief Financial Officer, of all documents filed with the SEC, including Form 10-Q and Form 10-K filings, and have engaged additional resources to assist with filings made with the SEC.  We believe these actions have resulted in improvements to our disclosure controls and procedures in future periods.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Section 16(a) Beneficial Ownership Reporting Compliance, page 28

38.
We note your disclosure that a previous beneficial owner of more than 10% of your common stock did not file a Form 4.  In future filings, please identify each person who failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934.  Please refer to Item 405 of Regulation S-K.

Response

We will comply with this request in future filings.

Item 15. Exhibits, Financial Statement Schedules, page 31

39.
We note disclosure on page 29 in the “Share-Based Payment” section that you have a consulting agreement with Naser Ahmad, your Chief Technology Officer.  In future filings, please file this agreement and include the agreement in your exhibit index.  Please see Item 601(b)(10)(iii) of Regulation S-K.

Response

An exhibit (exhibit 10.1) is expected to be filed in connection with our Form 10-Q filing for the quarterly period ended December 31, 2010, which as of the date of this letter has yet to be filed.

40.
We note that you disclose in Exhibit 3.2 that the amendment to your articles of incorporation was filing on May 28, 2010.  We note that the amendment was filed on June 2, 2010.  In future filings, please revise your reference to your articles of incorporation.

Response

We expect to reflect this change in our Form 10-Q filing for the quarterly period ended December 31, 2010, which as of the date of this letter has yet to be filed.

41.
Since you have engaged in a reverse merger and changed the location and name of your company from BlueStar Financial Group, Inc. to YouChange Holdings Corp., please let us know if you have filed the most recent version of your by-laws.  For example, we note that the by-laws you have filed provide for a year end of December 31 and that your corporate office will be located in Washington state.  These items appear to be inconsistent with your current status.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Response

Our Board will make the required updates to our by-laws confirming our June 30 year-end and we expect to file these in a future filing as an exhibit. We confirm that our offices are not located in Washington, as noted on the cover page of recent filings made with the commission.

Signatures

42.
In future filings, please also include the signature of the principal accounting officer.  Any person who occupies more than one position shall indicate each capacity in which he signs the report.  See Instruction D(2) of Form 10-K.

Response

We expect to reflect this change in future filings, as applicable.

Certifications, Exhibits 31.1 and 31.2

43.
We note that your Form 10-K for the fiscal year ended June 30, 2010 and your Form 10-Q for the quarterly period ended September 30, 2010, you used the word “annual” in paragraph 1 even if the certification covered a quarterly report, and changed the words “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 5.  In future filings, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response

We acknowledge the error noted above and expect to file the correct certifications in future filings.

In connection with providing this letter in response to the Comment Letter, youchange acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes of disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Long
United States Securities and Exchange Commission
February 28, 2011

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate the opportunity to discuss such questions or comments with the Staff. Please direct any questions or comments to Jeffrey Rassás at 866-712-9273.

Sincerely,

YouChange Holdings Corp.

/s/ Jeffrey I. Rassás
Jeffrey I. Rassás
Chief Executive Officer